Exhibit 21.1
Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization

Stack Rock Capital, L.L.C.	Delaware
Boise Cascade Wood Products, L.L.C.	Delaware
Louisiana Timber Procurement Company, L.L.C.	Delaware
Boise Cascade Wood Products Holdings Corp.	Delaware
Boise AllJoist LTD.	Canada
Boise Cascade Building Materials Distribution, L.L.C.	Delaware
BMD Delanco Real Estate, L.L.C.	Delaware